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                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Registration Statement File No.: 333-107902


                                       Pennsylvania Real Estate Investment Trust
      PREIT          NEWS              200 South Broad Street
[Graphic Omitted]    FOR RELEASE:      Philadelphia, PA 19102
                                       www.preit.com
                                       -------------

                                       Phone: 215-875-0700
                                       Fax:   215-546-7311
                                       Toll Free: 866-875-0700

AT THE COMPANY                         AT KCSA PUBLIC RELATIONS WORLDWIDE
--------------                         -----------------------------------
Edward A. Glickman                     Todd Fromer             Evan Smith, CFA
Executive Vice President and CFO       (Investor Relations)    (Media Relations)
(215) 875-0700                         (212) 896-1215          (212) 896-1251

FOR IMMEDIATE RELEASE
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               Pennsylvania Real Estate Investment Trust Announces
        Shareholder Approval for Merger with Crown American Realty Trust

 Shareholders Vote in Favor of 2003 Equity Incentive Plan; Elect John J. Roberts
             To Board of Trustees at Special Meeting of Shareholders

PHILADELPHIA, PA, November 11, 2003 - Pennsylvania Real Estate Investment Trust ("PREIT") (NYSE: PEI) today announced shareholder approval for its merger with Crown American Realty Trust ("Crown") (NYSE: CWN), which was first announced publicly on May 14, 2003. The merger was approved at a Special Meeting of Shareholders held today for shareholders of record as of September 25, 2003. In addition, shareholders voted in favor of the Company's 2003 Equity Incentive Plan, as amended, and Mr. John J. Roberts was elected to PREIT's board of trustees.

PREIT noted that it was informed by Crown that its shareholders also approved the merger at Crown's Special Meeting of Shareholders held today. The transaction is expected to close on or before November 21, 2003. Upon completion of the merger, PREIT will own 54 retail properties in 14 states, consisting of 40 malls and 14 power and strip centers totaling approximately 33.4 million square feet.

About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers (approximately 17.6 million square feet) located in the eastern United States. PREIT's portfolio currently consists of 32 properties in 7 states. PREIT's portfolio includes 14 shopping malls, 14 strip and power centers and four industrial properties. In addition, there are two retail properties under development, which PREIT expects will add approximately 0.8 million square feet to its portfolio. PREIT is headquartered in Philadelphia, Pennsylvania.


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This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the merger with Crown, or if such transaction is consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. Certain factors that could cause PREIT not to consummate the transaction include, without limitation, the satisfaction of closing conditions applicable to the transaction (some of which are beyond PREIT's control). In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise.

In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in the press release, PREIT and Crown American Realty Trust have filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust, at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. These materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn:
Investor Relations.